April 15, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Roots Real Estate Investment Community I, LLC
Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A
Filed April 8, 2025
File No. 024-11897

To Whom it May Concern:

This letter is being submitted on behalf of Roots Real Estate Investment Community I, LLC (File No. 024-11897) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 14, 2025 (the “Comment Letter”) regarding the Company’s Post-Qualification Amendment No. 5 to its Offering Statement on Form 1-A (the “Initial Filing”) filed with the Commission on April 8, 2025 in connection with its offering of units pursuant to Regulation A (the “Offering”). The Company is concurrently filing Post-Qualification Amendment No. 6 to its Offering Statement on Form 1-A (the “Amended Filing”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Filing, and page references in the responses, if any, refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Cover Page

Comment No. 1: We acknowledge your response to prior comment 1 and reissue the comment. We again note the disclosure on page 45 that residents of the rental properties have the option, subject to the qualifications set forth in this offering circular, to invest the reimbursed fee and additional credits from RootsCom into this offering. Please clearly disclose this additional avenue of purchases for which the company will not receive cash compensation. We direct you to the Note to Rule 251(a) of Regulation A for the valuation of non-cash consideration. Please also provide additional details of the terms of this program.

Response: In response to the Staff’s comment and the telephone conference between Michael Williams of Williams Business Law, LLC, counsel for the Company, and Ms. Pearlyne Paulemon of the Commission, at or around 9:00 AM EDT on April 14, 2025 (the “Telephone Conference”), the Company updated its disclosure on page 45 of the Amended Filing to add the clarified details about the “Live In It Like You Own It” program that the Company included in its response to Comment 1 in the Staff’s previous comment letter from April 7, 2025, which provided additional details of the program and made clear that there is no non-cash consideration/compensation involved with the program or otherwise. The Residents actually receive payments from the Company pursuant to the terms of the “Live In It Like You Own It” program, and if they choose to invest in the Offering, like any other investor, they will go through the normal electronic subscription process, including making payment to the Company for the purchase price of the Units, and are subject to the restrictions and requirements of the Offering, just like any other investor. Furthermore, in response to the Staff’s comment and the Telephone Conference, the cover page of the Amended Filing includes a brief description of the “Live In It Like You Own It” program, with a cross-reference to the updated disclosure on page 45 of the Amended Filing.

Risk Factors, page 12

Comment No. 2: We note the revisions made in response to prior comment 3 regarding the arbitration provision and waiver of jury trial on page 57. Please revise to add risk factor disclosure, as previously requested.

Response: In response to the Staff’s comment, the Company has revised the “Risk Factors — Risks Related to Our Corporate Structure” section in the Amended Filing to add risk factor disclosure regarding the arbitration provision and waiver of jury trial.

Management Compensation, page 37

Comment No. 3: We acknowledge your revisions and response to prior comment 6 and reissue the comment. Please revise the summary to include a summary of all the management fees. In addition, please revise the table to reflect the compensation paid for the last two completed fiscal years, as required by Items 402 and 404 of Regulation S-K. Lastly, we continue to note the references in the tabular headings to “estimated amount.” It remains unclear why such amounts are estimates, in particular for the years ended 2022 and 2023, given the significant passage of time. Please revise or provide additional clarification.

Response: In response to the Staff’s comment the Company revised the “Offering Summary” section in the Amended Filing to include a summary of all of the management fees, including a cross-reference to the more detailed description of the fees in the management compensation table starting on page 37 of the Amended Filing. Furthermore, the Company revised the Management Compensation table in the Amended Filing to remove reference to “estimates” and provide additional disclosure regarding expense reimbursements and fees paid, including as of the two most recent fiscal years, 2023 and 2024.

Comment No. 4: We also note that the acquisition fee reflects no fees paid in 2022 or 2023. We note that the Property Management Agreement Section IX.01 states such fees will be paid upon acquisition of each property. Given the acquisition of properties during such time, it is unclear why no fees were paid for these time periods. Please advise.

Response: The Company and the Manager have amended and restated the Property Management Agreement to clarify an error in the original property management agreement and align with the disclosure in the Company’s offering circular, that certain fees “may” be paid to the Manager. The Amended Filing was revised to include information about acquisition fees for the two most recent fiscal years, 2023 and 2024. The Manager did not charge the Company acquisition fees in 2023 and 2024, and, therefore, there is no compensation, deferred or actual, to disclose in the Amended Filing, which is why the Amended Filing reflects $0 of acquisition fees paid to the Manager in 2023 and 2024. The Company has filed the Amended and Restated Property Management Agreement as Exhibit 6.1 to the Amended Filing in lieu of the original property management agreement.

Real Estate Portfolio, page 49

Comment No. 5: We acknowledge your response and revisions to prior comment 7. Please revise to provide disclosures that allow investors to understand the nature and composition of the portfolio as required by Items 14 and 15 of Form S-11. Given the lack of materiality of any particular asset, we direct your to Instruction 2 to Item 14. Which indicates the information shall be given by such classes or groups and in such detail as will reasonably convey the information required.

Response: The Company has added additional disclosure and tables to page 49 of the Amended Filing in the section titled “Real Estate Portfolio” that includes information about the Company’s real estate portfolio aggregated by certain groups, broken down by type and location of asset, year of acquisition, and certain other information required by Items 14 and 15 (to the extent applicable) of Form S-11. Included in the information is additional information related to the debt secured by a portion of the Company’ real estate portfolio. The Company respectfully submits that the information provided in the Amended Filing provides such detail that reasonably conveys the information required by Item 14 of Form S-11 and Item 15 (to the extent applicable), and requests that the Staff clear this comment.

Description of Our Units, page 66

Comment No. 6: We acknowledge your response to prior comment 8. We note your narrative disclosure as to how your NAV is calculated and that you calculated the offering price to be $140.00 per share. Please revise the offering circular to provide tabular disclosure that demonstrates the components of your NAV calculation. Please also disclose historical NAV calculations.

Response: In response to the Staff’s comment, the Company included tabular disclosure of the components it uses to calculate NAV in the “Description of Our Units – Valuation Policies” section of the Amended Filing. The Company also included historical NAV calculations immediately thereafter, in the “Description of Our Units – Quarterly Unit Price Adjustments” section of the Amended Filing.

Index to Consolidated Financial Statements, page F-1

Comment No. 7: We note your offering circular was filed more than three months after the most recently completed fiscal year end. Please amend your offering circular to also include audited financial statements that consist of a balance sheet as of the most recently completed fiscal year end and statements of operations, cash flows, and members’ equity for most recently completed fiscal year (i.e., as of and for the year ended December 31, 2024). Please refer to Part F/S of the General Instructions to Form 1-A.

Response: The Company’s auditors are finishing their audit of the Company’s 2024 financials, which will be completed in time to file the Company’s Annual Report on Form 1-K, as it has done timely in years past. The Company hereby undertakes to immediately file a post-effective amendment to its Offering to include the audited financials required by Part F/S of the General Instruction to Form 1-A as soon as they are available, and in any event no later than April 30, 2025.

Exhibits

Comment No. 8: We acknowledge your response and revision to prior comment 11. We also note your property management agreement between it and its Manager, Roots REIT Management, LLC, as Exhibit 6.1. Please ensure the exhibit is filed in text-searchable format. Refer to Section 5.2.3.5 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S- T.

Response: As set forth above in the Company’s response to the Staff’s Comment 4, the Company and the Manager have amended and restated the property management agreement and have filed same with the Amended Filing as Exhibit 6.1 thereto, in lieu of the original property management agreement, and the newly-filed amended and restated property management agreement is in text-searchable format.

General

Comment No. 9: We acknowledge your response to prior comment 12. Please update Part I, Item 6 to reflect the unregistered securities sold within the past year. This would include the amount sold under this Regulation A offering.

Response: The Company revised Part I, Item 6 in the Amended Filing in response to the Staff’s comment.

Comment No. 10: We reissue prior comment 14. We note the certain relationships and related transactions in the Form 1-K and Form 1-SA. Please provide all the disclosure required by Item 404 of Regulation S-K. To the extent the Manager received equity in the property for the built in gain, please clearly disclose. Please also clearly disclose the policy regarding such transactions.

Response: Neither the Manager nor the Sponsor has received equity in the property for the built-in gain, and the Company has added disclosure in various places in the Amended Filing to make this clear. Furthermore, the Amended Filing includes clear disclosure on the policy surrounding the built-in gain sales transactions, and the Company added a subsection titled “Transactions with Related Persons – Roots REIT Management, LLC, Seed InvestCo, LLC and the Company” immediately following the table in the “Management Compensation” section to aggregate the information disclosed elsewhere in the Amended Filing about the policies related to these transactions, and added tables that addresses the disclosure required by Item 404 of Regulation S-K.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. The Company respectfully requests that the Staff clear these remaining comments based on the Company’s responses herein and the related updates in the Amended Filing and consider qualifying the Amended Offering as soon as possible. If you have any questions regarding this response, please do not hesitate to contact the undersigned at mike@williamsbusinesslaw.com or 470-567-3411.

Sincerely yours,

Williams Business Law, LLC

Michael P. Williams

cc:	Larry Dorfman
Daniel Dorfman